July 11, 2019

Ned Mavrommatis
Chief Financial Officer
PowerFleet, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

       Re: PowerFleet, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed on July 1, 2019
           File No. 333-231725

Dear Mr. Mavrommatis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated June 20, 2019.

Amendment No. 1 to Form S-4

What are the Agreements and the Transactions?, page 2

1. Please revise at page 3, and in the related disclosures at pages 86 and 87, to indicate why
       Nasdaq requested modifications to the terms of the Series A Preferred Stock in connection with the listing of Parent Common Stock on Nasdaq, which led to the Second Amendment to the Investment Agreement.
The Parent Charter will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions..., page 47

2. We note that, in response to prior comment 18, you revised the exclusive forum provision in the amended and restated certificate of incorporation of PowerFleet to state that the
 Ned Mavrommatis
FirstName LastNameNed Mavrommatis
PowerFleet, Inc.
Comapany NamePowerFleet, Inc.
July 11, 2019
Page 2
July 11, 2019 Page 2
FirstName LastName
         provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Please revise your risk factor regarding the exclusive forum provision so that this is clear. In particular, we note the following disclosure: "Accordingly, the exclusive forum provision will not apply to actions arising under federal securities law or any other claim for which there is exclusive federal jurisdiction. The exclusive forum provision may be found unenforceable or inapplicable by a court in an action arising under federal securities law in which there is concurrent state and federal jurisdiction."
Comparative Per Share Information, page 58

3. The Pointer equivalent pro forma earnings/(loss) per share data should be calculated by multiplying the pro forma earnings/(loss) per share by the exchange ratio. Please revise accordingly.
4. We note your response to comment 15. Clarify in footnote (4) how the equivalent per share amounts were calculated. Also, please remove the second sentence of this footnote or explain to us how potential shares should have an impact on the equivalent per share disclosures.
Tax Consequences to U.S. Holders and Non-U.S. Holders of I.D. Systems Common Stock, page
122

5. Please revise to indicate that it is the opinion of named tax counsel that the I.D. Systems
         Merger, the Pointer Merger and the Preferred Investment, taken together, will be treated as a transaction described in Section 351 of the Code and that the I.D. Systems Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. Remove language here and on pages 14 and 24 that it is "intended" that the transactions so qualify or that you are assuming this tax treatment. Please refer to Staff Legal Bulletin 19,
         Legality and Tax Opinions in Registered Offerings, Section III.C.3 addressing assumptions within tax opinions. Lastly, clarify that the resulting material tax consequences to I.D. Systems shareholders that you describe constitute counsel's opinion.
         Refer to Staff Legal Bulletin 19, Section III.B.2 addressing short-form tax opinions.
 Ned Mavrommatis
PowerFleet, Inc.
July 11, 2019
Page 3

        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-
Adviser, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameNed Mavrommatis
                                                           Division of
Corporation Finance
Comapany NamePowerFleet, Inc.
                                                           Office of
Telecommunications
July 11, 2019 Page 3
cc:       Jeffrey Spindler
FirstName LastName